EXHIBIT 99




                              FORBEARANCE AGREEMENT


This Forbearance Agreement ("Agreement") is entered into as of the __ day of October 1997, by and between GREENMAN ACQUISITION CORP., a Delaware corporation (the "Maker"), GREENMAN TECHNOLOGIES OF MINNESOTA, INC., a Minnesota corporation formerly known as BFI Tire Recyclers of Minnesota, Inc. ("GTM"), GREENMAN TECHNOLOGIES OF GEORGIA, INC., a Georgia corporation formerly known as BFI Tire Recyclers of Georgia, Inc. (together with GTM "Pledgors"), GREENMAN TECHNOLOGIES, INC., a Delaware corporation ("Guarantor"), BROWNING-FERRIS INDUSTRIES OF MINNESOTA, INC., a Minnesota corporation ("BFIM") and BROWNING-FERRIS INDUSTRIES OF GEORGIA, INC., a Georgia corporation (together with BFIM "Holders").

                                    RECITALS

A. Maker executed and delivered to Holders that certain Promissory Note dated June 30, 1997 ("Note") in the principal amount of Four Million Seven Hundred Fifty Eight Thousand Eight Hundred Thirty Dollars ($4,758,830).

B. The Note is secured by Security Agreements, each dated June 30, 1997 by Pledgors in favor of Holders, a Pledge Agreement dated June 30, 1997 by Maker in favor of Holders, and a Guaranty Agreement dated June 30, 1997 by Guarantor in favor of Holders.

C. Such Note, Security Agreement, Pledge Agreement and Guaranty Agreement were delivered pursuant to a Purchase and Sale Agreement dated June 30, 1997 (the "Purchase Agreement") by and among Maker, Guarantor, Holders and Browning-Ferris Industries, Inc., a Delaware corporation.

D. The Note, Security Agreement, Pledge Agreement, Guaranty Agreement, and Purchase Agreement are hereinafter referred to collectively as the "Documents".

E. The Note is in default and Maker desires that Holders forbear until December 6, 1997 in the exercise of their rights, powers, benefits and remedies under the Documents in respect of such default by Maker.

F. Holders have agreed to such forbearance subject to the representations and covenants contained in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Forbearance. Maker agrees to make an installment payment of principal under the Note to Holders in the amount of Two Million Dollars
         ($2,000,000) in immediately available funds ("Installment") on or before November 6, 1997. Thereafter, all outstanding principal and accrued interest under the Note shall be due and payable on or before December 6, 1997. Holders agree that Holders will not exercise any of their rights, powers, benefits and remedies arising under the Documents prior to November 6, 1997 in respect of the default by Maker under the Note. If Maker pays Holders the Installment on or before November 6, 1997, Holder also agrees that it will not exercise any of its rights, powers, benefits and remedies arising under the Documents prior to December 6, 1997 in respect of the default by Maker under the Note. If such Installment due and payable on or prior to November 6, 1997, is not paid in full by such date, Holder will be entitled to exercise any and all of its rights, powers, benefits and remedies arising under the Documents in respect of the default by Maker under the Note.






2. Post-Closing Adjustment. In the event the Final Working Capital is less than the Estimated Working Capital (as such terms are defined in the Purchase Agreement), the outstanding principal balance under the Note due and payable on December 6, 1997 shall be reduced by such Working Capital deficiency. No immediately available funds shall accordingly be due and owing to Maker or Guarantor.

3. Confirmation. The terms, covenants, conditions and warranties contained in the Documents which are not changed, modified or amended by this Agreement are unchanged and are hereby ratified, affirmed and held to be in full force and effect. Makers, Pledgors and the Guarantor jointly and severally represent and agree that as of the date hereof no fact or condition exists which would result in any defense, counterclaim or claim of offset on behalf of Makers, Pledgors or the Guarantor arising under the Documents. Notwithstanding the foregoing, no provision of this Agreement shall in any manner affect (a) Makers' rights, if any, to deliver a substitute promissory note pursuant to Section 1.05 of the Purchase Agreement, (b) the rights of the parties hereto with the respect to the litigation entitled Dodger Enterprise Co. and Don E. Grell v. Josh Smith, et al and (c) Holders' obligations to correct defects in title, if any, to real or personal property.

4.       Miscellaneous.

         (i) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

         (ii) Amendment and Waiver. this Agreement shall not be modified or amended except by a writing executed by the party against whom the modified or amended term or provision is sought to be enforced. Neither a failure by Holders to exercise any of their options hereunder, nor failure to enforce their rights or seek any remedies upon any default shall effect or constitute a waiver of Holders' right to enforce such right, or to seek remedy with respect to that default or to any prior or subsequent default. The remedies provided in this Agreement shall be cumulative and shall not in any way abridge, modify, or preclude any other rights or remedies to which Holders may be entitled either at law or in equity.

         (iii) Governing Law. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Massachusetts.

         (iv) Savings Clause. If any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         (v) Captions. The Captions of the Sections and Paragraphs of this Agreement are for convenience of reference only and shall not be utilized in construing the terms of this Agreement.


IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.


       GREENMAN ACQUISITION CORP.               GREENMAN TECHNOLOGIES, INC.


By: ______________________________      By: __________________________________
Title: ___________________________      Title:  ______________________________

        GREENMAN TECHNOLOGIES OF                 BROWNING-FERRIS INDUSTRIES
                  MINNESOTA, INC.                         OF MINNESOTA, INC.

By: ______________________________      By: __________________________________
Title: ___________________________      Title:  ______________________________

       GREENMAN TECHNOLOGIES OF                  BROWNING-FERRIS INDUSTRIES
                   GEORGIA, INC.                            OF GEORGIA, INC.

By: ______________________________      By: __________________________________
Title: ___________________________      Title:  ______________________________



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